Neovasc Announces Fourth Quarter and Full Year 2019 Financial Results

VANCOUVER and MINNEAPOLIS via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, the Tiara™ ("Tiara"), and minimally invasive devices for the treatment of refractory angina, the Neovasc Reducer™ ("Reducer") today reported financial results for the fourth quarter and full year ending December 31, 2019.

Recent Highlights

  Delivered 20% full year over year revenue growth for the Reducer
  Submitted Reducer premarket approval ("PMA") application on schedule on December 30, 2019
  Reducer added to the European Society of Cardiology Guidelines as treatment option for chest pain
  Added further industry veteran to team, as Bill Little joined as Chief Operating Officer
  Reported a $75 million decrease in comprehensive losses primarily due to the Company's accounting of its 2017 Financing, with the maturity of the remaining 2017 Notes expected on May 17, 2020

"Neovasc completed another year of significant progress in advancing its four-pronged value creation strategy," said Fred Colen, Chief Executive Officer.

"On Reducer: We continued to focus on commercialization of the Reducer in the EU posting promising year over year gains in revenue and implant numbers. We also submitted a PMA application to the FDA for the US market approval which, if approved, could potentially double our addressable market size.  In addition, the Reducer was included in the European Society of Cardiology guidelines as a treatment option for chest pain, a major step in elevating the Reducer toward standard of care in the EU.

"On Tiara: We are pursuing a CE mark in the European Union for the Tiara TA device. We have determined that we have sufficient clinical evidence to file for CE mark for our Tiara TA device and the timeline for approval will primarily depend on the European regulatory requirements, which are in transition. We believe that we are on schedule for approval by 2021 or earlier. In addition, we are advancing our development of the next generation Tiara TF, transfemoral-access Tiara device. The Tiara TF, with its lower profile valve and steerable delivery system, guided by properly trained interventional cardiologists, will expand both the treatable patient population and the number of treating physicians who can use Tiara in the future.

"We thank our shareholders for their continued support and believe that the building blocks we put in place during 2019 will yield results in 2020 and beyond.

"Looking ahead: We started the year with strong Reducer revenues in January and February and were on track for our best revenue quarter ever, until the effects of the COVID-19 crisis were abruptly felt.  We will update the market as we learn more on the full impact of the crisis on our business. Finally, we hope to close the year with our first in human implant for the Tiara TF device and positive updates on the progress and timing of both the Tiara TA CE Mark and Reducer PMA approvals."

Financial results for the year ended December 31, 2019

Revenues for the full year 2019 increased 20% to $2,092,032 from $1,749,133 for the full year 2018.  The Company sees continued physician interest and solid scientific evidence for the Reducer therapy as demonstrated by its inclusion by the European Society of Cardiology in its recent practice guidelines.

The cost of goods sold for the full year 2019 was $458,436 compared to $366,258 in 2018, while the overall gross margin for the year was 78%, compared to 79% gross margin in 2018.

Total expenses for the full year 2019 were $31,680,676 compared to $33,793,565 in 2018, representing a decrease of $2,112,889 or 6%.  The decrease in total expenses from a year ago was largely caused by a decline in non-cash charges for accretion on collaboration, license and settlement agreements provisions.

The comprehensive loss for the year ended December 31, 2019 was $33,618,494, or $5.40 basic and diluted loss per share, as compared with a loss of $108,993,067, or $76.26 basic and diluted loss per share, for the same period in 2018.  The $75,374,573 decrease in the comprehensive loss incurred for the year ended December 31, 2019 compared to the same period in 2018 was primarily due to a $70,784,391 decrease in the charges related to the accounting treatment of the 2017 Financing and May 2019 financing.

Financial results for the fourth quarter ended December 31, 2019

Revenues in the quarter increased 8% to $565,821 for the three months ended December 31, 2019, compared to revenues of $523,424 for the same period in 2018 as the Company continues its commercialization strategies.

The cost of goods sold for the three months ended December 31, 2019 was $109,449 compared to $93,519 for the same period in 2018. The overall gross margin for the three months ended December 31, 2019 was 81%, compared to 82% gross margin for the same period in 2018.

Total expenses for the three months ended December 31, 2019 were $10,029,861 compared to $10,683,498 for 2018, representing a decrease of $653,637 or 6%. The decrease in departmental expenses from a year ago was primarily the result of a decline in non-cash charges for collaboration, license and settlement agreements provisions booked in 2018.

The comprehensive loss for the three months ended December 31, 2019 was $11,154,637, or $1.45 basic and diluted loss per share, as compared with $10,902,126 comprehensive income, or $5.07 basic and diluted earnings per share, for the same period in 2018, primarily due to an increase in the charges related to the accounting treatment of the 2017 Financing.

Conference Call and Webcast information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results.

Domestic:                    1-877-407-9208

International:                1-201-493-6784

Parties wishing to access the call via webcast should use the link in the Investors section of the Neovasc website at https://www.neovasc.com/investors/

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh
Westwicke/ICR
Phone: +1.646.877.9641
Mike.Cavanaugh@westwicke.com

Media

Sean Leous
Westwicke/ICR
Phone: +1.646.677.1839
Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "looking ahead", "hope", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to our belief that the Company is on schedule for approval for CE mark approval for the Tiara, that the Tiara TF, will expand both the treatable patient population and the number of treating physicians who can use Tiara in the future, the potential for the PMA Application to double our addressable market size of the Reducer, the potential for the Reducer's inclusion in the European Society of Cardiology guidelines to be a major step in elevating the Reducer toward standard of care for chest pain in the EU, our belief that we have sufficient clinical evidence to file for CE mark for our Tiara TA device, our intention to update the market as we learn more on the full impact of the COVID-19 crisis on our business, our hope to close the year with our first in human implant for the Tiara TF device and positive updates on the progress, our intention to update timing of both the Tiara TA CE Mark and Reducer PMA approval, the ability to repay the remaining 2017 convertible notes (the "Notes"), the positive impact of repaying the Notes, and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to our ability to continue as a going concern, risks relating to the Notes issued pursuant to the November 2017 private placement (the "2017 Financing"); risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing; risks relating to the sale of a significant number of common shares of the Company, risks relating to the conversion of 2017 Notes, which may encourage short sales by third parties, risks relating to the possibility that our Common Shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective ICFR as of December 31, 2019, 2018 and 2017; risks relating to our Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to our significant indebtedness, and its effect on our financial condition; risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies; risks relating to claims by third parties alleging infringement of their intellectual property rights; our ability to establish, maintain and defend intellectual property rights in our products; risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable; our history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of our products in unapproved circumstances, which could expose us to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners; our ability to convince public payors and hospitals to include our products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of our products; health and safety risks associated with our products and our industry; risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of our products; risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to our dependence on limited products for substantially all of our current revenues; risks relating to our exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that we could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by our employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to our dependence upon key personnel to achieve our business objectives; our ability to maintain strong relationships with physicians; risks relating to the sufficiency of our management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to our ability to successfully enter into fundamental transactions as defined in the 2017 Notes issued pursuant to the 2017 Financing; anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; and risks related to the recent coronavirus outbreak or other health epidemics, which could significantly impact our operations, sales or ability to raise capital. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the years ended DECEMBER 31 2019, 2018 and 2017 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.